Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated July 21, 2016

Relating to Preliminary Prospectus issued July 11, 2016

Registration Statement No. 333-212093

TPI COMPOSITES, INC.

Update and Supplement to Preliminary Prospectus

Issued July 21, 2016

This free writing prospectus relates to the initial public offering of common stock of TPI Composites, Inc. (“TPI”) and should be read together with the preliminary prospectus issued July 11, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-212093) relating to this offering of our common stock. On July 21, 2016, TPI filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) relating to this offering, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1455684/000119312516653097/0001193125-16-653097-index.htm

References to “TPI Composites,” “TPI,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and updates and supplements the information contained in the Preliminary Prospectus.

The Preliminary Prospectus has been updated and supplemented in Amendment No. 2 primarily to reflect:

Initial public offering price range per share:	$11.00 to $12.00 per share, with a midpoint of $11.50 per share. This reflects a reduction from the estimated initial public offering price range of $15.00 to $17.00 per share that was set forth in the Preliminary Prospectus.

Common stock offered:	6,250,000 shares (or 7,187,500 shares in the event the underwriters exercise their option to purchase additional shares in full). This reflects a decrease in the number of offered shares from 7,250,000 shares (or 8,337,500 shares in the event the underwriters exercised their option to purchase additional shares in full) that was set forth in the Preliminary Prospectus.

Option to purchase additional shares from us:	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 937,500 shares of our common stock at the public offering price, less underwriting discounts. This reflects a decrease in the number of shares subject to such option from 1,087,500 shares that was set forth in the Preliminary Prospectus.

Common stock to be outstanding immediately after this offering:	32,760,995 shares (or 33,698,495 shares in the event the underwriters exercise their option to purchase additional shares in full). This reflects a decrease in the number of outstanding shares from 32,781,263 shares (or 33,868,763 shares in the event the underwriters exercised their option to purchase additional shares in full) that was set forth in the Preliminary Prospectus.

Indications of interest by certain existing stockholders and executive officers:

Certain of our existing stockholders, consisting of entities associated with Element Partners, Angeleno Group and Landmark Partners, each of which is an affiliate of a member of our board of directors, as well as certain of our executive officers, have indicated an interest in purchasing shares of common stock with an aggregate price of up to approximately $13.5 million in this offering. Any allocations of shares in the offering to our executive officers will be made at our direction. Because these indications of interest are not binding agreements or commitments to purchase, we or the underwriters may elect not to sell some or all of such shares in this offering to such stockholders and executive officers, and these stockholders and executive officers may elect not to purchase some or all of such shares in this offering. The underwriters will not receive any underwriting discount or commission from the shares of our common stock purchased by such stockholders and executive officers in this offering.

Assuming an initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2, if such stockholders were to purchase the entire $13.5 million of our common stock, they would purchase an aggregate of 1,173,913 shares of our common stock in this offering.

Conversion of outstanding Subordinated Convertible Promissory Notes:	The holders of all of our outstanding Subordinated Convertible Promissory Notes have agreed to amend the notes so that all of the approximately $10.0 million of outstanding principal and approximately $1.8 million of accrued interest on the notes shall convert into shares of our common stock immediately prior to the completion of this offering at a conversion price equal to the public offering price per share in this offering. Assuming an initial public offering price in this offering of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2, the Subordinated Convertible Promissory Notes will convert into 1,032,803 shares of our common stock immediately prior to the consummation of this offering.

Concentration of ownership and reduced public float:	If our existing stockholders and executive officers purchase all of the shares for which they have indicated an interest in purchasing, and assuming no exercise by the underwriters of their option to purchase additional shares, our executive officers, directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately 84% of our outstanding shares of common stock upon completion of this offering.

If such existing stockholders and executive officers are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchase would reduce the available public float for our shares. In addition, such stockholders and executive officers would be restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and, in some cases, by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders and executive officers in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not existing stockholders or executive officers.

Use of proceeds:	We estimate that we will receive net proceeds from this offering of approximately $62.8 million, or approximately $72.8 million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2 and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for working capital and general corporate purposes, including the financing of our existing manufacturing operations and the expansion in existing and new geographies. We also intend to use approximately $2.0 million of the net proceeds from this offering to repay a customer advance from GE Wind. However, these potential alternatives for the use of proceeds could change significantly depending upon the amount of cash generated by our operations, competitive and industry developments, market opportunities, the rate of growth, if any, of our business, and a variety of other factors. Although we currently have no agreements or commitments for any specific acquisitions, we may also use a portion of the net proceeds to us to expand our current business through strategic alliances or acquisitions of other businesses, products or technologies.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in the prospectus contained in Amendment No. 2. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending the application of our net proceeds, we intend to invest our net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments.

Pro forma as adjusted balance sheet data:	The summary pro forma as adjusted balance sheet data appearing on page 19 of the Preliminary Prospectus is updated as follows:

As of March 31, 2016, on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $96.6 million, our total assets would have been approximately $419.3 million and our total shareholders’ equity would have been approximately $82.1 million, in each case after giving effect to the following transactions, which we refer to as the “Pro Forma As Adjusted Transactions”, as if they occurred as of March 31, 2016:

(1)	the automatic conversion or redemption of all outstanding shares of our convertible and redeemable preferred stock (which will be triggered by this offering as provided in our certificate of incorporation) into an aggregate of 21,110,204 shares of common stock and the conversion or redemption on a net issuance basis of our Series B warrants into an aggregate of 129,501 shares of common stock upon the closing of this offering, as if such conversion or redemption had occurred on March 31, 2016;

(2)	the conversion of all outstanding obligations under our Subordinated Convertible Promissory Notes immediately prior to the closing of this offering into an aggregate of 1,032,803 shares of common stock at the assumed initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2;

(3)	the sale and issuance by us of 6,250,000 shares of our common stock in this offering, based on an assumed initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

(4)	the repayment of a $2.0 million customer advance.

Each $1.00 increase or decrease in the assumed initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus contained in Amendment No. 2, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $10.7 million assuming an initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted capitalization:	The information appearing under the caption “Capitalization” on page 55 of the Preliminary Prospectus is updated as follows:

As of March 31, 2016, on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $96.6 million, current maturities of long-term debt would have been approximately $53.6 million, long-term debt (net of debt issuance costs, discount, and current maturities) would have been approximately $69.6 million, total debt would have been approximately $123.2 million, our total stockholders’ equity would have been approximately $82.1 million, and our total capitalization would have been approximately $205.3 million, in each case after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of March 31, 2016.

Dilution:	The information appearing under the caption “Dilution” on page 57 of the Preliminary Prospectus is updated as follows:

On a pro forma basis as of March 31, 2016, after giving effect to the Pro Forma As Adjusted Transactions described above (other than the issuance and sale of common stock in this offering and the repayment of the $2.0 million customer advance) as if they had occurred as of that date, our pro forma net tangible book value would have been approximately $16.1 million or approximately $0.61 per share.

On a pro forma as adjusted basis as of March 31, 2016, after giving effect to the Pro Forma As Adjusted Transactions described above (other than the repayment of the $2.0 million customer advance) as if they had occurred as of that date, our pro forma as adjusted net tangible book value would have been approximately $78.9 million, or approximately $2.41 per share.

This represents an immediate increase in pro forma as adjusted net tangible book value of $1.80 per share to our existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $9.09 per share to investors participating in this offering.

After giving effect to the Pro Forma As Adjusted Transactions described above (other than the repayment of a $2.0 million customer advance) as if they had occurred as of March 31, 2016, investors purchasing shares of common stock in this offering would have purchased 5,093,478 shares, or approximately 15.5%, of our outstanding common stock immediately following the completion of this offering and would have contributed approximately $58.6 million, or approximately 30.4%, of the total consideration paid for our common stock, while existing stockholders would have purchased 27,667,517 shares, or approximately 84.5%, of our outstanding common stock immediately following completion of this offering and would have contributed approximately $133.9 million or approximately 69.6%, of the total consideration paid for our common stock.

If the underwriters fully exercise their option to purchase 937,500 additional shares of common stock in the offering, our pro forma as adjusted net tangible book value per share after this offering would be $2.64 per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $8.86 per share.

If the underwriters fully exercise their option to purchase 937,500 additional shares of common stock in this offering, our existing stockholders would own approximately 82.1% and our new investors would own approximately 17.9% of the total number of shares of our common stock outstanding upon completion of this offering.

Share-based compensation expense:	The information appearing on page 74 of the Preliminary Prospectus regarding compensation expense is updated as follows:

We granted awards of stock options and RSUs during 2015 and the three months ended March 31, 2016 to certain employees and non-employee directors. These awards include a performance condition requiring the completion of our initial public offering (IPO) and have a required vesting period of one to four years commencing upon achievement of the performance condition. We will begin recording compensation expense for these awards when the IPO is considered probable of achievement, which will not be deemed to occur until the consummation of the IPO, and therefore no compensation cost will be recognized until this offering occurs. If we consummate this offering, compensation expense will be recorded in the third quarter of 2016 for the requisite service period from the grant date through the offering date, with the balance of the share-based compensation expensed over the remaining vesting period. The compensation expense will be calculated based on the actual price per share at which shares of common stock are sold in this offering. The expected share-based compensation to be recorded in the third quarter of 2016 (based on an assumed price per share in this offering equal to the midpoint of the estimated offering price range set forth on the cover page of the prospectus contained in Amendment No. 2) is approximately $9.0 million. The remaining unamortized amount of the share-based compensation expense for these awards will be amortized over the remaining individual service periods, which range from 12 to 48 months.

Principal stockholders:	The information appearing under the caption “Principal Stockholders” in the Preliminary Prospectus, including the table appearing on page 151 of the Preliminary Prospectus, are updated by the information below:

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of March 31, 2016, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 26,510,995 shares of common stock outstanding as of March 31, 2016 and 32,760,995 shares of common stock outstanding upon the completion of this offering, which each include the conversion of all outstanding shares of preferred stock and the net issuance of Series B warrants into an aggregate of 21,239,705 shares of common stock and the conversion of our Subordinated Convertible Promissory Notes into 1,032,803 shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options or other awards that are currently exercisable or exercisable within 60 days of March 31, 2016 are deemed outstanding and beneficially owned by the person holding those options or other awards for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the principal address of each of the stockholders below is c/o TPI Composites, Inc., 8501 North Scottsdale Road, Gainey Center II, Suite 100, Scottsdale, Arizona 85253.

Name	Shares Beneficially Owned
		Percent
	Number	Before Offering		After Offering
5% Stockholders
Landmark Partners(1)(15)	5,889,949	20.9%		17.9%
NGP Energy Technology Partners, L.P.(2)	3,800,316	14.8		11.5
Angeleno Investors II, L.P.(3)(15)	4,866,694	18.5		14.8
GE Ventures Limited	2,843,724	11.0		8.6
Element Partners(4)(15)	8,754,483	32.2		26.6

Directors and Named Executive Officers
Steven C. Lockard(5)	268,167	1.0			*
Wayne G. Monie(6)	95,774		*		*
William E. Siwek	—		*		*
Stephen B. Bransfield(7)	6,331		*		*
Michael L. DeRosa(8)(15)	8,754,483	32.2		26.6
Philip J. Deutch(9)	3,800,316	14.8		11.5
Paul G. Giovacchini(10)(15)	5,889,949	20.9		17.9
Jack A. Henry(11)	6,331		*		*
James A. Hughes	—		*		*
Scott N. Humber(12)(15)	5,889,949	20.9		17.9
Daniel G. Weiss(13)(15)	4,866,694	18.5		14.8

All current directors and executive officers as a group(14) (15 persons)	26,531,769	98.9%		80.5%

*	Less than 1%.

(1)	Consists of 3,989,873 shares held by Landmark Growth Capital Partners, L.P. and 1,900,076 shares held by Landmark IAM Growth Capital, L.P. Paul G. Giovacchini serves as an advisor to Landmark Equity Advisors, LLC and Scott N. Humber is vice president of Landmark Equity Advisors, LLC. Both Messrs. Giovacchini and Humber may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(2)	Consists of 3,800,316 shares held by NGP Energy Technology Partners, L.P. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P. Energy Technology Partners, L.L.C. is the manager of NGP ETP, L.L.C. Philip J. Deutch, who is one of our directors, is the manager of Energy Technology Partners, L.L.C. and may be deemed to share voting and investment power with respect to all shares held by NGP Energy Technology Partners, L.P. The address for NGP Energy Technology Partners, L.P. is 1700 K Street NW, Suite 750, Washington, District of Columbia 20006.

(3)	Consists of 4,866,694 shares held by Angeleno Investors II, L.P. Daniel G. Weiss, who is one of our directors, is a co-founder and managing partner of Angeleno Group and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors II, L.P. All 4,866,694 shares are subject to shared voting and disposal power. The address for Angeleno Investors II, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(4)	Consists of 8,623,175 shares held by Element Partners II, L.P. and 131,308 shares held by Element Partners II Intrafund, L.P. Michael L. DeRosa is a managing director of Element Partners and may be deemed to share voting and investment power with respect to all shares held by Element Partners. The address for Element Partners is Three Radnor Corp. Ctr., Suite 410, Radnor, Pennsylvania 19087.

(5)	Consists of 268,167 shares of common stock.

(6)	Consists of 95,774 shares of common stock.

(7)	Consists of options to purchase 6,331 shares of common stock, all of which are fully vested and exercisable as of March 31, 2016.

(8)	Consists of 8,623,175 shares held by Element Partners II, L.P. and 131,308 shares held by Element Partners II Intrafund, L.P. Michael L. DeRosa is a managing director of Element Partners and may be deemed to share voting and investment power with respect to all shares held by Element Partners. The address for Element Partners is Three Radnor Corp. Ctr., Suite 410, Radnor, Pennsylvania 19087.

(9)	Consists of 3,800,316 shares held by NGP Energy Technology Partners, L.P. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P. Energy Technology Partners, L.L.C. is the manager of NGP ETP, L.L.C. Philip J. Deutch, who is one of our directors, is the manager of Energy Technology Partners, L.L.C. and may be deemed to share voting and investment power with respect to all shares held by NGP Energy Technology Partners, L.P. The address for NGP Energy Technology Partners, L.P. is 1700 K Street NW, Suite 750, Washington, District of Columbia 20006.

(10)	Consists of 3,989,873 shares held by Landmark Growth Capital Partners, L.P. and 1,900,076 shares held by Landmark IAM Growth Capital, L.P. Paul G. Giovacchini serves as an advisor to Landmark Equity Advisors, LLC and may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(11)	Consists of options to purchase 6,331 shares of common stock, all of which are fully vested and exercisable as of March 31, 2016.

(12)	Consists of 3,989,873 shares held by Landmark Growth Capital Partners, L.P. and 1,900,076 shares held by Landmark IAM Growth Capital, L.P. Scott N. Humber is vice president of Landmark Equity Advisors, LLC and may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(13)	Consists of 4,866,694 shares held by Angeleno Investors II, L.P. Daniel G. Weiss is a co-founder and managing partner of Angeleno Group and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors II, L.P. All 4,866,694 shares are subject to shared voting and disposal power. The address for Angeleno Investors II, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(14)	Consists of (i) 26,519,107 shares of common stock held by our current directors and executive officers and (ii) 12,662 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of March 31, 2016.

(15)	Certain of our existing stockholders, consisting of entities associated with Element Partners, Angeleno Group and Landmark Partners, each of which is an affiliate of a member of our board of directors, as well as certain of our executive officers, have indicated an interest in purchasing shares of common stock with an aggregate price of up to approximately $13.5 million in this offering. Any allocation of shares in the offering to our executive officers will be made at our direction. Because these indications of interest are not binding agreements or commitments to purchase, we or the underwriters may elect not to sell some or all of such shares in this offering to such stockholders and executive officers, and these stockholders and executive officers may elect not to purchase some or all of such shares in this offering. Assuming an initial public offering price of $11.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, if such stockholders were to purchase the entire $13.5 million of our common stock, they would purchase an aggregate of 1,173,913 shares of our common stock in this offering. If such stockholders purchase all such shares, assuming no exercise by the underwriters of their option to purchase additional shares, our executive officers, directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately 84% of our outstanding shares of common stock upon completion of this offering.

Shares eligible for future sale:	The information appearing on page 158 of the Preliminary Prospectus is updated as follows:

Based on the number of shares of our common stock outstanding as of March 31, 2016 and assuming completion of the Pro Forma As Adjusted Transactions (other than the repayment of the $2.0 million customer advance) described above as of that date and the purchase of 1,032,803 shares of our common stock in this offering by existing stockholders and executive officers, and further assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of outstanding options or warrants (other than in connection with the Pro Forma As Adjusted Transactions), 26,510,995 shares of our common stock will first become available for sale in the public markets 181 days after the date of this free writing prospectus, or longer if the lock-up period referred to under “Underwriting – Lock-up Agreements” in the Preliminary Prospectus is extended, of which 26,365,657 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended.

TPI has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents TPI has filed with the SEC for more complete information about TPI and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.